American Lithium Appoints New CFO

VANCOUVER, BRITISH COLUMBIA, August 6, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to announce the appointment of Paul Charlish as Chief Financial Officer (CFO) effective August 1, 2024.

Mr. Charlish, most recently served as Vice President Finance and Corporate Secretary of American Lithium, and has over 35 years of financial experience, including audit and tax in public practice, as well as financial reporting and tax for public companies. He has extensive knowledge of financial reporting in accordance with IFRS, risk management, international tax, ICFR/SOX and internal controls, as well as in-depth knowledge of public equity offerings in Canada. During the course of his career, Mr. Charlish has been a key member of successful management teams in the position of CFO and Corporate Secretary and has also played an instrumental role in mergers, acquisitions, spinouts and divestments for public companies.

Mr. Charlish replaces Philip Gibbs who is retiring and will continue to assist the Company in an advisory role.

Simon Clarke, CEO of American Lithium, comments, "We would like to thank Philip for his dedication and valuable contribution to the Company. We are pleased we will continue to have the benefit of his knowledge and experience as an advisor to the Company going forward.  Additionally, we are pleased to see Paul in his new role and confident he will do a great job as he is very familiar with our organization having been with us the last few years."

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on July 16, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.